Crucell N.V.

Archimedesweg 4-6, 2333 CN Leiden
  PO Box 2048, 2301 CA Leiden
The Netherlands
CONFIDENTIAL
BY EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
United States of America

Date:	February 25, 2010
Your ref.:
Our ref.:	20100225/LKR
Subject:	Crucell NV Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008 (File no. 000-30962)

Dear Mr. Rosenberg,

By letter dated January 22, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain follow-up comments on the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008 (the “2008 Annual Report”) (File No. 000-30962) filed by Crucell N.V. (the “Company”) with the Commission on April 22, 2009. The Staff’s letter requested the Company’s response within 10 business days of the letter’s date (the “Response”). On February 1, 2010, the Company filed correspondence with the Commission requesting a deadline extension to February 26, 2010 for filing the Response.

While the Company has made significant progress in preparing the Response, it has, based on a review of its internal resources and on consultations with its advisors, concluded that it will need longer than February 26, 2010 to prepare its Response. Therefore the Company respectfully advises that it intends to submit its Response to you by March 26, 2010.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +31 (0)71 519 9230.

/s/ Leon Kruimer
Leon Kruimer

Chief Financial Officer
Crucell N.V.

cc:
Mr. Onno Krap, Crucell N.V.
Mr. Marc Hermans, Crucell N.V.
Mr. Pierre-Marie Boury, Cleary Gottlieb Steen & Hamilton LLP
Mr. Pieter van de Goor, Deloitte

Phone: +31 (0)71 519 91 00, Fax: +31 (0)71 519 98 00, www.crucell.com